Exhibit 30


News Release


                                                   [LOGO]
For more                               _____________________________
Information                                   NOTE TO EDITORS
Contact:  Stephen A. Van Oss           For further information
                                       regarding the context of
                                       this news release, please contact:
News Release No. 94-18                 Stephen A. Van Oss
Release Date:  November 21, 1994       216-266-5809




                    Reliance and Rockwell Agree to Merge


Cleveland, Ohio, November 21, 1994 - Reliance Electric Company (NYSE:REE) and Rockwell International Corporation (NYSE:ROK) today announced that they have reached an agreement in principle under which Rockwell would acquire all the outstanding Class A Common Stock of Reliance for $31.00 per share and an equivalent amount for convertible shares.

     Both companies indicated that they anticipated the execution of a definitive merger agreement later today.

     Reliance, General Signal Corporation, and Rockwell have extended the time under their grace period agreement until 6:00 p.m. today.

     Reliance Electric Company, headquartered in Cleveland, Ohio, designs, manufactures, sells and services a broad range of industrial and telecommunications equipment and has annual sales in excess of $1.6 billion. Reliance operates 43 manufacturing plants worldwide in 10 countries and employs approximately 14,000 people.

     Rockwell is a diversified, high-technology company with leadership market positions in automation, avionics, aerospace, defense electronics, telecommunications, automotive components and graphic systems, with $11 billion in annual sales.